

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC 404

SEC FILE NUMBER
8- 69380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/10/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shot Tower Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

729 East Pratt Street, Suite 850
(No. and Street)

Baltimore (City) MD (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dunn 410-376-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Elliott Kearns & Company, LLC
(Name – *if individual, state last, first, middle name*)

480 N. Potomac Street (Address) Hagerstown (City) MD (State) 21740 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shot Tower Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and General Counsel

Title



Notary Public Howard County Maryland

My commission expires 08/24/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHOT TOWER SECURITIES LLC

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2014

SHOT TOWER SECURITIES LLC

CONTENTS


SEK&Co
Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS

To the Member of
Shot Tower Securities, LLC.

We have audited the accompanying financial statements of Shot Tower Securities, LLC (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the period June 10, 2014 to December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Shot Tower Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Shot Tower Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the period June 10, 2014 to December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.


SEK&Co
Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

The Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission at December 31, 2014 and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the U.S. Securities and Exchange Commission at December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of Shot Tower Securities, LLC's financial statements. The supplemental information is the responsibility of Shot Tower Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 24, 2015

SHOT TOWER SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS		
Cash and cash equivalents	$	43,580
TOTAL ASSETS	$	43,580

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued Expenses	$	11,958
TOTAL LIABILITIES		11,958
MEMBER'S EQUITY		31,622
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	43,580

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD JUNE 10, 2014 TO DECEMBER 31, 2014

REVENUES	
Fee revenue	$ 1,520,000
Other revenue	10
TOTAL REVENUES	1,520,010
EXPENSES	
Occupancy	3,888
Office and related	8,090
Communications	702
Professional fees	14,516
TOTAL EXPENSES	27,196
Net Income	$ 1,492,814

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD JUNE 10, 2014 TO DECEMBER 31, 2014

MEMBER'S EQUITY, JUNE 10, 2014	$	50,808
Member's contributions		-
Member's withdrawals		(1,512,000)
Net profit or loss		1,492,814
MEMBER'S EQUITY, DECEMBER 31, 2014	$	31,622

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JUNE10, 2014 TO DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net profit or loss	$ 1,492,814
Adjustments to reconcile net profit to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accrued expenses	11,958
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,504,772
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's withdrawals	(1,512,000)
NET CASH USED IN FINANCING ACTIVITIES	(1,512,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(7,228)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	50,808
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 43,580

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Shot Tower Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in September, 2013, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on June 10, 2014, which is the date that business commenced.

Shot Tower Securities, LLC is a single member LLC, wholly-owned by Shot Tower Capital, LLC (Parent). The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in Baltimore, MD.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as they are earned based on the services provided, the closing of certain securities transactions, or as revenues are assigned by the Parent company. Fees assigned by the Parent company generally occur after the majority of the related expenses have been incurred.

The Company considers all fees receivable at December 31, 2014 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2014. Certain fees receivable can be settled in cash or securities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or State income taxes are provided as they are the responsibility of the member.

Note 2 - Summary of Significant Accounting Policies (continued)

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2010. The years 2011 to 2014 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During the period June 10, 2014 to December 31, 2014, the Company provided services to two major customers, constituting 55.9% and 44.1% of total revenues, respectively.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $31,622, which exceeded its requirement by $26,622.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At December 31, 2014, this ratio was .38 to 1.

Note 4 (Continued)

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Transactions with Related Parties

The Company has entered into a service agreement with its Parent under which it is charged for its allocable share of office rent and administrative services. The monthly fee under this agreement is $1,993 of which $648 is rent and $1,345 is for administrative expenses. The total service fee under this agreement was $11,958, for the period June 10, 2014 to December 31, 2014, including rent of $3,888. As of December 31, 2014, the Company owed $11,958 to its Parent for these expenses.

.Note 6 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2014 through the date of the Report of Independent Registered Public Accounting Firm on the financial statements, which is the date that the financial statements were issued. During this period, there were no material subsequent events requiring disclosure.

SHOT TOWER SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Member's Equity	$ 31,622
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	
NET CAPITAL	31,622
Less: Minimum net capital requirements at 12.5% of aggregate indebtedness ($5,000 if higher)	5,000
EXCESS NET CAPITAL	$ 26,622
AGGREGATE INDEBTEDNESS	
Deferred rent and other liabilities	$ 11,958
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.38 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

Reconciliation of Net Capital with the Company's computation on the initial Part IIA of Form X-17A-5 as of December 31, 2014.

	Member's Equity	Net Capital
As reported (unaudited)	$ 31,622	$ 31,622
Adjustments to the initial filing:		
Adjustments to non-allowable assets		-
Total changes from initial filing	-	-
As reported in the audited statement of financial condition	$ 31,622	$ 31,622

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.


SEK&Co
Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Member of
Shot Tower Securities, LLC.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Shot Tower Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shot Tower Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Shot Tower Securities, LLC stated that Shot Tower Securities, LLC met the identified exemption provisions throughout the period June 10, 2014 to December 31, 2014 without exception. Shot Tower Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shot Tower Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 24, 2015

Shot Tower Securities, LLC
Exemption Report
For the Period June 10, 2014 to December 31, 2014

The Company is exempt from the provisions of 17 C.F.R. §15c3-3(k). The activities of the Company are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule. The Company met the identified exemption provisions throughout the period June 10, 2014 to December 31, 2014, without exception.

Laura Crosby-Brown

Shot Tower Securities, LLC
Laura Crosby-Brown, FinOp


SEK&Co
Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7) FOR THE PERIOD JUNE 10, 2014 TO DECEMBER 31, 2014

To the Member of
Shot Tower Securities, LLC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2014, which were agreed to by Shot Tower Securities, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including Analysis of Deduction on SIPC-7, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including statements supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.


SEK&Co
Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 24, 2015